5/16

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 2008
DIVISION OF MARKET REGULATION

UNITED STA[TES]
SECURITIES AND EXCHA[NGE COMMISSION]
Washington, D.C

08031805

OMB APPROVAL	
Number:	3235-0123
[Expire]s:	October 31, 2004
[Estim]ated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/19

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2007

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2007 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of The Securities Group, LLC taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statement, an error resulting in understatement of previously reported commissions payable and commissions expense as of December 31, 2007 was discovered by management of the Company during the current year. Accordingly, the 2007 financial statements have been restated.

Watkins Uiberall, PLLC

Memphis, Tennessee
March 17, 2008

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606 901-761-2720 • Fax: 901-683-1120 • www.wucpas.com

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets

Current Assets		
Cash and cash equivalents	$	241,158
Accounts receivable		14,442
Prepaid expenses		10,894
Total current assets		266,494
Property and Equipment		
Office equipment		20,850
Automobile		45,560
Less accumulated depreciation		(30,819)
Total property and equipment		35,591
Total assets	$	302,085

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	8,514
Commissions payable		9,700
Due to related party		17,747
Total current liabilities		35,961
Members' equity		266,124
Total liabilities and members' equity	$	302,085

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2007

Revenue	
Commissions	$ 1,045,624
Interest income	608
Total revenue	1,046,232
Expenses	
Commissions	267,449
Guaranteed payments to members	359,188
Depreciation	14,750
Dues and subscriptions	99
Taxes and licenses	22,491
Postage	6,984
Computer and networking	9,544
Advertising, marketing, and printing	10,915
Interest	2,729
Legal and professional	21,516
Administrative fees	130,475
Rent	6,000
Retirement contributions	55,810
Seminars and training	4,385
Telephone	7,565
Travel	42,896
Automobile	6,492
Miscellaneous	8,202
Total expenses	977,490
Net income	68,742
Members' equity, beginning of year	221,695
Capital withdrawals	(24,313)
Members' equity, end of year	$ 266,124

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows Provided By (Used For) Operating Activities:	
Net income	$ 68,742
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	14,750
Change in Operating Assets and Liabilities:	
Increase (Decrease) in Cash:	
Accounts receivable	2,658
Prepaid expenses	11,392
Accounts payable	(4,378)
Commissions payable	9,700
Due to related party	17,747
Accrued interest	(1,109)
Total adjustments	50,760
Net cash provided by operating activities	119,502
Cash Flows Provided By (Used For) Financing Activities:	
Principal payments on note payable	(19,631)
Net increase in cash and cash equivalents	99,871
Cash and cash equivalents at beginning of the year	141,287
Cash and cash equivalents at end of year	$ 241,158

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks primarily relate to cash and cash equivalents and accounts receivable. The Company maintains cash balances at a bank. Those accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $100,000. Accounts receivable consists of amounts due from clients throughout the United States. The Company's management evaluates the collectibility of receivables and a reserve is not considered necessary.

Two customers accounted for 21% of the Company's commission revenues for the year ended December 31, 2007.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight-line method over the estimated useful lives of 3 to 5 years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $10,915 for the year ended December 31, 2007.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2007 was $6,000. The Company also makes monthly payments to this related company for accounting and administrative services and management fees which totaled $130,475 for the year. The Company had a related party payable for these services of $17,747 at year end.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $205,197, which was $200,197 in excess of its required net capital of $5,000.

NOTE 4 - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan ("SEP") under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The Company's contributions to the plan are voluntary and totaled $55,810 for the year ended December 31, 2007.

NOTE 5 – ISSUANCE OF REVISED FINANCIAL STATEMENTS

Subsequent of the issuance of the financial statements, it was discovered that $35,000 in commission expense and the related payable had not been recorded. The revised financial statements reflect the expense and related payable. Members' equity decreased by $35,000.

SUPPLEMENTAL INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2007

Total Members' Equity	$	266,124
Deductions		
Non–allowable assets (Exhibit 1)		(60,927)
Net capital		205,197
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital	$	200,197
Total Aggregate Indebtedness	$	35,961
Percentage of Aggregate Indebtedness to Net Capital		18%
Percentage of debt to debt–equity total computed in accordance with Rule 15c3–1(d)		0%
Reconciliation with Company's computation (included in Part II of Form X–17A–5 as of December 31, 2007)		
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$	200,197
Net audit adjustments		-
Net capital per above	$	200,197

See independent auditor's report.

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2007

Accounts receivable	$	14,442
Prepaid expenses		10,894
Property and equipment, net		35,591
	$	60,927

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Members of
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of The Securities Group, LLC as of December 31, 2007 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Securities Group, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606   901-761-2720 • Fax: 901-683-1120 • www.wucpas.com

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
March 17, 2008

END